Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated November 13, 2026

Registration No.: 333-299867

Rezolute Announces Pricing of Approximately $100 Million Underwritten Offering of Common Stock and Pre-Funded Warrants

Transaction led by Frazier Life Sciences with participation from new and existing funds

REDWOOD CITY, Calif., November 13, 2026 – Rezolute, Inc. (Nasdaq: RZLT) (Rezolute or the Company), a late-stage ultra-rare, metabolic disease company focused on treating refractory hypoglycemia caused by any form of hyperinsulinism (HI), today announced the pricing of an underwritten offering of 22,040,976 shares of its common stock at an offering price of $3.87 per share, and to certain investors in lieu of common stock, pre-funded warrants to purchase up to 3,800,000 shares of common stock at an offering price of $3.869 per pre-funded warrant, which represents the per share offering price for the common stock, less the $0.001 per share exercise price for each such pre-funded warrant. The gross proceeds to Rezolute from the offering, before deducting underwriting discounts, commissions and other offering expenses, are expected to be approximately $100 million. The offering is expected to close on or about November 16, 2026, subject to the satisfaction of customary closing conditions.

The Company intends to use the net proceeds from this offering, together with its existing cash and cash equivalents, to fund ersodetug commercialization preparation, working capital and general corporate purposes.

The financing is being led by Frazier Life Sciences and includes participation from new and existing funds.

Morgan Stanley, Guggenheim Securities, and Cantor are acting as joint book-running managers for the offering. H.C. Wainwright & Co. and Jones are acting as lead managers for the offering. Maxim Group LLC and Lake Street Capital Markets, LLC are acting as co-managers for the offering.

The securities in the registered offering are being offered and sold pursuant to a “shelf” registration statement on Form S-3 (File No. 333-299867), filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 5, 2026, and declared effective on November 10, 2026. A prospectus supplement and accompanying prospectus describing the terms of the registered offering will be filed with the SEC and will be available on its website at www.sec.gov. Copies of the prospectus supplement and the accompanying prospectus relating to the offering, when available, may also be obtained from: Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, New York 10014, by phone: 1-866-718-1649 or by email: prospectus@morganstanley.com; Guggenheim Securities, LLC, Attention: Equity Syndicate Department, 330 Madison Avenue, 8th Floor, New York, New York 10017, or by phone: 1-212-518-9544, or by email: GSEquityProspectusDelivery@guggenheimsecurities.com; or Cantor Fitzgerald & Co., Attention: Equity Capital Markets, 110 East 59th Street, 6th Floor, New York, New York 10022, or by email: prospectus@cantor.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Rezolute, Inc.

Rezolute is a late-stage ultra-rare, metabolic disease company focused on treating refractory hypoglycemia caused by any form of hyperinsulinism (HI). The Company’s antibody therapy, ersodetug, has been studied in clinical trials and used in real-world cases for the treatment of refractory hypoglycemia due to a variety of causes of HI.

Forward-Looking Statements

This release, like many written and oral communications presented by Rezolute and its authorized officers, may contain certain forward-looking statements regarding our prospective performance and strategies within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 and are including this statement for purposes of said safe harbor provisions. Forward-looking statements, which are based on certain assumptions and describe future plans, strategies, and expectations of Rezolute, are generally identified by use of words such as "anticipate," "believe," "estimate," "expect," "intend," "plan," "project," "seek," "strive," "try," or future or conditional verbs such as "could," "may," "should," "will," "would," or similar expressions. These forward-looking statements include, but are not limited to, Rezolute’s expectations regarding the anticipated use of proceeds and the completion of the offering. The Company’s ability to predict results or the actual effects of its plans or strategies is inherently uncertain. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this release. Except as required by applicable law or regulation, Rezolute undertakes no obligation to update these forward-looking statements to reflect events or circumstances that occur after the date on which such statements were made. Important factors that may cause such a difference include, among others, those related to market and other financial conditions, satisfaction of customary closing conditions related to the offering, and any other factors discussed in Rezolute’s filings with the SEC, including the Risk Factors contained in Rezolute’s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, which are available at the U.S. Securities and Exchange Commission’s website at www.sec.gov. You are urged to consider these factors carefully in evaluating the forward-looking statements in this release and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by this cautionary statement.

Rezolute Contacts:

Christen Baglaneas

Rezolute, Inc.

1411 Broadway, 16th Floor

New York, NY 10018

cbaglaneas@rezolutebio.com

508-272-6717

Carrie McKim

Rezolute, Inc.

1411 Broadway, 16th Floor

New York, NY 10018

cmckim@rezolutebio.com

336-608-9706